[Dorsey & Whitney LLP letterhead]

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C 20549

Re:           AEI Core Property Income Trust, Inc.
Registration Statement on Form S-11

Ladies and Gentlemen:

Accompanying this letter and filed electronically via EDGAR is a registration statement on Form S-11 (the “Registration Statement”) relating to the offer and sale of up to 30,000,000 shares of the Common Stock, $.01 par value (the “Shares”) of AEI Core Property Income Trust, Inc., a Minnesota corporation (the “Company”) that plans to qualify as a REIT for federal income tax purposes.

We would appreciate your sending any correspondence relating to the Registration Statement to the undersigned by e-mail to martin.tom@dorsey.com (or by facsimile to (952) 516-5653)) with a copy to Patrick Keene, Chief Financial Officer of the Company, at pkeene@aeifunds.com (or by facsimile to (651) 227-7705)).

Please note that, to facilitate your review, we have included all of the operative documents as exhibits to the Registration Statement.  Nevertheless, because they cannot be finalized until after comments, if any, from state securities administrators relating to underlying documents have been received and resolved, we have included proposed forms of the following documents:

1.  Form of Amended and Restated Articles of Incorporation;
2.  Forms of opinion of counsel as to legality of the shares and as to tax matters;
3.  Form of Advisory Agreement.

We will file these documents in final form prior to the date the Registration Statement is declared effective.

Please also know that the Company has prepared the supplemental sales material referenced on page 91 of the prospectus and is prepared to forward such material to the examiner once assigned.

Please do not hesitate to contact me by phone (612-340-8706) if you have any questions regarding this filing or would like to advise us of the review status.

Very truly yours,

/s/Thomas Martin